Exhibit 99.1

YAMANA GOLD PROVIDES AN UPDATE ON EXPLORATION, METAL PRICE PROTECTION EFFORTS AND consolidation of SENIOR management into Toronto office

TORONTO, ONTARIO, September 25, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides an update on the exploration programs at its Chapada, Cerro Moro, Minera Florida, Jacobina, and Canadian Malartic properties. Select highlights are provided as follows:

CHAPADA HIGHLIGHTS

•	The program has identified a near surface, higher grade core to the Baru deposit that lies above Sucupira, a northeast to southwest trending mineral body immediately adjacent to the north wall of the main Chapada pit. Studies are underway to review a larger open pit scenario that includes both the Baru and Sucupira deposits;

•	At Suruca, the program has focused on the copper-gold portion of the mineral body that lies southwest of Suruca, known as Suruca Southwest. Current drilling has discovered a higher grade core to the mineralization that is at or above current life of mine (“LOM”) grades with metallurgy similar to the Chapada deposit within broader zones of more modest grade copper and gold mineralization; and

•	New copper-gold mineralization was identified three kilometres from the Chapada mine, called the Buriti target which adds yet another near surface discovery at Chapada.

CERRO MORO HIGHLIGHTS

•	The infill program is retuning encouraging results, specifically with respect to better defining data gaps along the margins and local internal zones of the Escondida-Zoe vein system, with results such as 1.4 metres of 44.73 grams per tonne (“g/t”) Au and 2,267 g/t Ag and 2.5 metres of 21.58 g/t Au and 821 g/t Ag from the same hole in the Zoe vein system; and

•	A 1,500 metre mineralized structure has been outlined that links the Esperanza and Escondida northwest mineral systems, and follow up drilling indicates mineralization remains open along strike and down dip, all of which strongly suggests further drilling should result in considerable increases to Mineral Resources.

(All amounts are expressed in United States dollars unless otherwise indicated.)

JACOBINA HIGHLIGHTS

•	Down dip extensions of mineralization at Morro do Vento extend along strike for at least two kilometres and remain open to depth;

•	With the application of newer mining methods at Jacobina, previously unmined mineralization between development levels at João Belo, the oldest of the ore bodies in the Jacobina complex, are being evaluated for development to unlock in-situ mineralization; and

•	The cumulative programs at Morro do Vento Leste and João Belo will be the focus of Mineral Resource and Mineral Reserve growth beginning in 2018.

MINERA FLORIDA HIGHLIGHTS

•	Received permit for the extension of the Hornitos tunnel;

•	Access to Las Pataguas via existing workings was initiated earlier in 2017. This is expected to be completed in early 2018 with initiation of stope development later in the first quarter;

•	2017 goals of discovering 450,000 ounces of new gold Inferred Mineral Resources and upgrading at least an initial 120,000 gold ounces to Indicated Mineral Resources are progressing well.

Chapada, Brazil

Exploration efforts at Chapada in 2017 have concentrated on increasing Mineral Resource and Mineral Reserves by testing near mine and district targets (Figure 1). The initial program focused on the Baru deposit and developing new targets near Chapada. The objective of the second quarter drill program was to explore for higher grade gold and copper deposits near surface and close to Chapada operations. These efforts have outlined an important higher grade mineralized core at Baru and have developed two copper gold soil anomalies into near mine, modest grade copper gold deposits. The Suruca Southwest deposit is located immediately southwest of the Suruca oxide project and the Buriti deposit is located northwest of the Hidrothermalito oxide gold deposit.

The Company has identified a near surface higher grade core at the Baru deposit (Table 1) that lies above Sucupira which follows the northeast-to-southwest trend of the main Chapada pit wall. Multiple “Whittle Pit” reserve estimation runs have returned encouraging results contemplating a combination of Baru with the higher grade Sucupira deposit. These studies will undergo further review and refinement prior to embarking on a preliminary economic assessment. The discovery of a higher grade core at Baru brings to bear an opportunity to consider a larger open pit with added operating flexibility that considers both Baru and Sucupira separately.

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Following the infill program at Suruca to define a near surface gold oxide deposit for open pit heap leach extraction, exploration focused on drill testing the copper-gold sulphide portion of the mineral body that lies immediately to the southwest. A 100 metre by 100 metre and 100 metre by 50 metre infill program is nearing completion and has defined the Suruca Southwest deposit for 1,100 metres along a northeast-southwest corridor four kilometres from the main Chapada plant (Figure 2). The deposit dips modestly to the north, and is 300 to 500 metres wide. Current drilling discovered broad zones of modest grade copper and gold mineralization enveloping higher grade core mineralization (Table 2) at or above current LOM grades showing favourable hole-to-hole mineral continuity. Results include 98 metres of 0.18 g/t Au and 0.18% Cu with a high grade core of 13 metres of 0.43 g/t Au and 0.32% Cu in hole SU-941. Hole SU-943 cut 104.6 metres of 0.21 g/t Au, 0.20% Cu with two internal zones of 21.9 metres of 0.27 g/t Au, 0.26% Cu and 16.7 metres of 0.44 g/t Au and 0.40% Cu. Hole SU-963 cut 73 metres of 0.28 g/t Au, 0.24% Cu with a 20.6 metre internal zone of 0.57 g/t Au and 0.39% Cu. Preliminary testing indicates a similar metallurgical response to the Chapada deposit and given the immediate proximity to the Suruca gold deposit, various mining synergies will be considered. Based on the initial results and copper gold soil anomalies of Suruca Southwest, a follow up drilling program has commenced with the objective to extend the copper-gold mineralization further to the southwest. The Company is continuing to advance development efforts for the Suruca oxide heap leach project, with a view of commencing production in the second quarter of 2019, but now is doing so with the additional consideration of examining the sulphide potential of a broader Suruca project.

Additionally, new copper-gold mineralization was identified three kilometres from the Chapada mine, called the Buriti target. The mineralization is identified over a two kilometre strike length hosted by flat lying metavolcanic units with fine grained biotite and chalcopyrite alteration. The modest grade copper gold mineralization is near surface with intercepts beginning at hole depths ranging from 17 metres to 58 metres down-the-hole.

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Table 1: All assays received from the Baru target since the Company’s February 14, 2017 press release, using a 0.25% copper equivalent (“CuEq”) cut-off grade. CuEq is equal to % Cu + (g/t Au x 0.504).

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)	CuEq(%)
NM-217	261.00	270.00	9.00	0.12	0.27	0.33
NM-220	138.05	161.00	22.95	0.10	0.27	0.32
Incl.	139.00	147.36	8.36	0.12	0.34	0.4
Incl.	153.00	157.00	4.00	0.20	0.42	0.52
NM-224	102.00	146.79	44.79	0.09	0.22	0.26
Incl.	131.56	135	3.44	0.14	0.37	0.45
Incl.	138.27	140.62	2.35	0.27	0.63	0.77
Incl.	143.27	146.79	3.52	0.24	0.49	0.61
NM-224	180.00	186.29	6.29	0.10	0.21	0.27
NM-224	193.89	219.00	25.11	0.07	0.23	0.27
Incl.	196.00	203.00	7.00	0.12	0.40	0.47
NM-228	151.00	185.00	34.00	0.10	0.26	0.31
NM-228	209.92	215.83	5.91	0.16	0.27	0.35
NM-228	223.41	228.89	5.48	0.17	0.25	0.34
NM-232	170.75	175.87	5.12	0.10	0.25	0.3
NM-235	140.08	164.00	23.92	0.10	0.20	0.25
NM-235	245.00	250.00	5.00	0.15	0.29	0.37
NM-235	263.49	270.71	7.22	0.21	0.36	0.47
NM-237	114.00	196.60	82.60	0.12	0.25	0.31
Incl.	150.00	180.10	30.10	0.20	0.35	0.45
NM-239	135.00	140.00	5.00	0.18	0.26	0.35
NM-239	175.00	182.00	7.00	0.27	0.37	0.5
NM-240	154.00	189.62	35.62	0.11	0.22	0.27
Incl.	179.00	189.62	10.62	0.14	0.32	0.39
NM-240	235.00	245.00	10.00	0.21	0.22	0.32
NM-242	95.00	181.37	86.37	0.08	0.21	0.25
Incl.	156.54	170.00	13.46	0.13	0.25	0.31
NM-242	197.00	222.00	25.00	0.10	0.22	0.27
Incl.	197.00	204.00	7.00	0.18	0.28	0.37

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Table 2: All assays received from the Suruca Southwest target (0.25% CuEq cut-off grade). CuEq is equal to % Cu + (g/t Au x 0.504).

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	CuEq (%)
SU-940	13.98	49.23	35.25	0.17	0.21	0.30
Incl.	27.00	36.00	9.00	0.25	0.32	0.45
SU-941	70.00	168.00	98.00	0.18	0.18	0.27
Incl.	142.00	155.00	13.00	0.43	0.32	0.54
SU-941	198.00	222.00	24.00	0.19	0.21	0.31
SU-942	31.00	42.00	11.00	0.13	0.22	0.29
SU-942	118.00	123.00	5.00	0.20	0.24	0.34
SU-943	46.38	151.00	104.62	0.21	0.20	0.31
Incl.	55.05	76.98	21.93	0.27	0.26	0.40
Incl.	114.38	131.04	16.66	0.44	0.40	0.62
SU-944	43.57	109.00	65.43	0.16	0.18	0.26
Incl.	92.68	109.00	16.32	0.22	0.22	0.33
SU-945	136.00	172.00	36.00	0.20	0.23	0.32
Incl.	197.00	206.00	9.00	0.16	0.22	0.30
Incl.	221.00	228.00	7.00	0.22	0.19	0.30
SU-946	57.00	64.00	7.00	0.12	0.20	0.26
Incl.	155.00	161.00	6.00	0.58	0.17	0.47
SU-946	170.62	178.00	7.38	0.26	0.13	0.26
Incl.	176.00	178.00	2.00	0.59	0.16	0.45
SU-948	150.34	222.00	71.66	0.22	0.20	0.31
Incl.	203.00	220.00	17.00	0.57	0.47	0.75
SU-949	70.93	82.00	11.07	0.25	0.23	0.36
SU-950	80.00	216.84	136.84	0.14	0.18	0.25
Incl.	147.00	167.00	20.00	0.24	0.29	0.41
Incl.	179.84	195.00	15.16	0.20	0.35	0.45
SU_950	226.00	231.18	5.18	0.20	0.22	0.32
SU-951	110.00	118.92	8.92	0.16	0.23	0.31
Incl.	132.84	145.00	12.16	0.21	0.23	0.34
SU-952	17.00	40.10	23.10	0.17	0.27	0.36
SU-952	40.10	108.00	67.90	0.22	0.19	0.30

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Incl.	40.10	67.56	27.46	0.22	0.27	0.38
Incl.	87.00	88.00	1.00	3.38	0.22	1.93
SU-954	17.00	50.00	33.00	0.15	0.17	0.25
Incl.	17.00	32.06	15.06	0.21	0.25	0.36
SU-955	95.65	105.65	10.00	0.25	0.23	0.36
SU-958	114.00	175.00	61.00	0.14	0.18	0.25
Incl.	115.00	129.00	14.00	0.16	0.24	0.32
SU-959	24.71	44.85	20.14	0.21	0.23	0.34
Incl.	31.80	43.00	11.20	0.26	0.28	0.41
SU-960	20.00	37.55	17.55	0.15	0.18	0.25
SU-960	43.12	54.00	10.88	0.24	0.28	0.40
SU-960	109.00	124.00	15.00	0.18	0.17	0.26
SU-962	20.00	113.00	93.00	0.20	0.23	0.33
Incl.	38.05	61.14	23.09	0.31	0.32	0.48
Incl.	93.00	108.00	15.00	0.38	0.34	0.53
SU-963	63.00	136.00	73.00	0.28	0.24	0.38
Incl.	96.00	116.62	20.62	0.57	0.39	0.68
SU-963	175.00	190.00	15.00	0.19	0.19	0.28
SU-965	135.43	245.56	110.13	0.21	0.20	0.30
Incl.	135.43	145.19	9.76	0.20	0.23	0.33
Incl.	167.97	182.00	14.03	0.32	0.29	0.45
Incl.	218.26	233.00	14.74	0.41	0.33	0.54
SU-966	34.90	59.00	24.10	0.19	0.17	0.26

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Figure 1: Chapada near mine and district target locations.

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Figure 2: Suruca Southwest drill hole location map as of August, 2017.

Drill testing the Formiga target, 14 kilometres to the north of Chapada, shows that the mineralization bifurcates at depth into two distinct mineral structures that follow the 50 degree dip of the host metavolcanic and metasedimentary lithologic units. The high grade copper and copper-gold grades discovered in the near surface holes forms three distinct pods of mineralization that are under evaluation for further development. The deposits are all near surface and are likely to generate indicated Mineral Resources in 2017.

Cerro Moro, Argentina

Exploration activities during 2017 at Cerro Moro have focused on Mineral Resource discovery as part of a four-year program to add at least an additional one million new gold equivalent ounces to the Mineral Resource inventory that will significantly extend the operational mine life. The 2017 $8 million dollar budget includes funding for a 35,000 metre infill and exploration program to test down dip extensions to known mineral shoots  with the objective of upgrading Inferred Mineral Resources to Indicated Mineral Resource status and to ultimately add new Mineral Reserves.

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Drilling to infill and extend targets within the known Escondida-Zoe vein system have yielded encouraging results, with results such as 1.4 metres of 44.73 g/t Au and 2,267 g/t Ag and 2.5 metres of 21.58 g/t Au and 821 g/t Ag, both intersected hole MD2263. Table 3 below lists all 2017 infill drill hole assay results and Table 4 lists all 2017 exploration assay results.

Surface 1:5000 scale mapping and sampling identified several mineralized quartz veins that occur as splays or are parallel to the Escondida vein system. Targets that have been drill tested this year include Veronica (Martina) CTB2, Barbara South, Esperanza Splays and the Gabriela-Moro Gap structures. Drill programs to test modest sized targets employ initial 60 metre hole spacing along strike to establish continuity, such as that used at Esperanza Splays. However, at Veronica, geologists employed 240 metre initial spacing which was followed by 120 metre spaced holes that has allowed geologists to outline a 1,500 metre mineralized structure that links the Esperanza and Escondida northwest mineral systems. Follow up drilling (Figures 3, 4) indicates mineralization is continuous and remains open along strike and importantly down dip.

Table 3: 2017 Zoe Infill drill hole assay results (All, intercept width) including all holes completed. Gold equivalent (“AuEq”) is calculated as g/t Au + (g/t Ag)/66.4.

Hole No.	Target	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq 66.4(g/t)
MD2258	Zoe	177.20	177.80	0.60	4.66	343.0	9.80
MD2261	Zoe	204.40	204.80	0.40	8.97	519.0	16.80
MD2263	Zoe	215.60	217.00	1.40	44.73	2,627.0	84.30
MD2263	Zoe	224.00	226.50	2.50	21.58	821.4	33.90
MD2267	Zoe	170.00	175.10	5.10	5.02	471.5	12.10
MD2268	Zoe	242.60	244.10	1.50	3.18	408.7	9.30
MD2270	Zoe	244.30	245.67	1.37	6.48	606.1	15.61
MD2272	Zoe	246.90	248.45	1.55	11.60	425.3	18.01
MD2272	Zoe	256.65	257.75	1.10	4.17	237.2	7.74
MD2273	Zoe	228.10	230.30	2.20	119.82	3,059.9	165.90
MD2278	Zoe	252.47	254.85	2.38	3.58	202.9	6.63
MD2286	Zoe	207.00	209.00	2.00	15.14	759.3	26.58
MD2292	Zoe	195.00	198.50	3.50	4.81	510.1	12.49

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Table 4: 2017 Exploration drill hole assay results for Cerro Moro including all holes completed with results above 3.3 grams per tonne (“g/t”) AuEq are reported. AuEq is calculated as g/t Au + (g/t Ag)/66.4 (true widths not known at this time).

Hole No.	Target	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq 66.4(g/t)
MD2211	Esperanza Splay	33.00	34.40	1.40	3.38	34.3	3.90
MD2212	Esperanza Splay	44.50	47.40	2.90	10.30	75.7	11.44
MD2213	Esperanza Splay	33.00	37.18	4.18	9.15	280.8	13.38
MD2220	Veronica (CTB2)	180.87	181.70	0.83	4.20	19.4	4.49
MD2221	Veronica (CTB2)	137.40	138.50	1.10	7.44	530.6	15.43
MD2222	Veronica (CTB2)	161.00	161.70	0.70	5.97	62.2	6.91
MD2223	Barbara South	27.00	27.74	0.74	24.60	2,190.0	57.58
MD2223	Barbara South	31.00	35.00	4.00	7.46	1,056.5	23.37
MD2223	Barbara South	43.90	49.00	5.10	9.39	699.6	19.93
MD2228	Veronica (CTB2)	53.70	54.70	1.00	12.35	715.0	23.12
MD2228	Veronica (CTB2)	123.30	126.00	2.70	9.04	118.7	10.83
MD2237	Esperanza Splay	27.70	28.70	1.00	2.15	178.0	4.83
MD2237	Esperanza Splay	33.00	35.00	2.00	1.88	115.1	3.61
MD2248	Gabriela - Moro Gap	222.10	222.60	0.50	2.43	86.5	3.73
MD2260	Gabriela - Moro Gap	170.00	173.00	3.00	3.92	47.6	4.64
MD2260	Gabriela - Moro Gap	163.00	167.50	4.50	3.28	4.6	3.35
MD2280	Veronica (CTB2)	114.50	115.50	1.00	7.20	46.1	7.89
MD2284	Veronica (CTB2)	147.00	148.50	1.50	3.05	187.5	5.87
MD2288	Veronica (CTB2)	156.55	157.10	0.55	2.21	228.0	5.64
MD2311	Veronica (CTB2)	208.42	213.10	4.68	3.65	99.6	5.15

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Figure 3: Aerial view of the Veronica CTB2 structure discovered between the Escondida and Esperanza structural corridors.

Figure 4: Long section of Veronica (Martina) CTB2 vein.

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Jacobina, Brazil

The Company has budgeted $6.0 million for Jacobina’s exploration program in 2017, which includes 30,000 metres of mine delineation and infill and exploration drilling. Approximately 25,000 metres of drilling is complete to date with many of the holes returning multiple zones of above average grade gold intercepts over potentially mineable widths at the Canavieiras, João Belo and Serra do Corrego Mines. Those are particularly encouraging given that the targeted zones are areas close to existing infrastructure or areas already having development plans in place.

Exploration activities at Jacobina during 2017 have built upon prior year efforts, including surface and underground based geologic investigations followed by drill testing for extensions of mineralization throughout the Serra do Corrego mineral reef system. Results to date include two important areas of work: extension to mineralization at Morro do Vento Leste and the infill program executed at João Belo. Both of these programs should add important Mineral Resources and Mineral Reserves in the short and medium-term time frames (one to four years).

Modest exploration programs to explore the down dip extensions to Morro do Vento have contributed important lithologic and assay data since 2007. Figure 5 is a compilation of this work, confirming the down dip extensions as represented in the green shaded area which extend along strike for at least two kilometres and are completely open down dip (Table 5). Figures 6 and 7 show the location of this mineralization with respect to the existing development (Figure 6) and an outline of a three phase plan to infill drill three areas (Figure 7), beginning with the central zone in the first year and broadening out to the adjacent zones in the second and third years of the program. A tunnel to cut across the Morro do Vento Leste reef system is well underway so that the drill programs can drill back into the reefs at favourable angles.

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Figure 5: The green shading outlines a theoretical mineralized shell of the Morro do Vento Leste mineralization outlined by recent exploration holes drilled on this target since 2007.

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Table 5: A compilation of mineral intercepts presented with no cut-off grade or minimum widths applied.

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Reef
MVT425	283.65	291.47	7.82	1.20	LU
	293.80	300.50	6.70	1.56
	306.43	307.43	1.00	2.41
	414.24	415.20	0.96	20.05	ITV
MVT442	528.66	531.81	3.15	1.91	LVLPC
	542.14	543.88	1.74	2.77
MVT445	753.85	763.34	9.49	2.95	LU
	766.17	774.02	7.85	2.74
	808.68	811.47	2.79	3.67
	829.59	833.37	3.78	4.67
	872.34	874.48	2.14	5.31
MVT451	863.78	866.26	2.48	10.14	MU
	878.69	880.64	1.95	7.83
	887.26	894.24	6.98	1.55
	936.61	938.54	1.93	3.45	LU
MVT461	761.80	762.42	0.62	17.01	MU
	776.30	779.34	3.04	6.78	LU
MVTEX12	380.00	381.00	1.00	6.03	LU
	417.00	418.00	1.00	23.30
	431.90	447.15	15.25	2.28
Incl.	443.10	447.15	4.05	5.05
MVTEX14	396.20	401.75	5.55	4.79	MU
	426.51	435.00	8.49	2.90
	484.10	486.75	2.65	2.18	LU
	523.00	526.20	3.20	4.93
MVTEX15	659.50	663.00	3.50	1.75	LU
MVTEX22	324.23	325.35	1.12	6.49	LU
	327.85	328.85	1.00	11.31

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Figure 6: Morro do Vento mineralized reefs in dark gray, syn/post mineral intrusives in blue and historic workings above.

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Figure 7: View to the west of the lower Morro do Vento Leste mineral envelope, planned for a three year, three phase exploration and infill program.

During 2017, areas of João Belo that had been developed, in some cases more than a decade ago, have been under consideration for Mineral Resource potential. Newer mining techniques already in use in other newer mines within the Jacobina mining complex are under review for João Belo, the oldest mine at Jacobina. The Company believes the newer mining techniques have the potential to unlock in-situ mineralization.

Concurrently, the exploration team has conducted infill and extension work to add new ounces to the Mineral Resource and eventual Mineral Reserve inventory.

The João Belo Mine delineation drilling program has also returned positive results, extending the mineralization down dip, showing the mineral envelope remains open. The LMPC and LVL Reefs, which represents the lower sequence, have been confirmed with several encouraging intercepts, extending the known mineralization in areas close to existing galleries. The reefs at João Belo are lower grade but are generally wider, potentially allowing for higher extraction rates.

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The Canavieras mine delineation drilling program has been executed at the Sul and Central portions of the mine, focusing on LVL, LMPC, MU and LU reefs from the lower conglomerate unit. Returned results have consistently confirmed higher grade results in this mine, above the average Mineral Reserve grade, which may contribute significantly to the short term production.

The Jacobina mine complex is expected to add significant new Mineral Resources to the mineral inventory this year which in time, should extend the mine life or provide additional feed to the mill to increase production levels.

Minera Florida, Chile

At Minera Florida, the focus of the near mine exploration program is to drill and extend targets located on the Mila, Volga and other concessions acquired in September, 2016. The mine infill program, charged with Mineral Resource upgrade and Mineral Reserve replacement, has focused on underground targets within the core mine complex while also supporting the surface infill drilling of the Las Pataguas structure.

Mapping and sampling of these areas prior to and following the consolidation of land surrounding the core mine area has outlined at least five structural corridors which host surface gold mineralization as defined by surface mapping and sampling of quartz veins and hydrothermal breccia. These include the Cucaracha-Quemazon-Volga, Las Pataguas-Queseria-Los Patos, Fantasma-Lauras, Peumo Milenium- Lorena and the Tribuna Structural corridors (Figure 8).

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Figure 8: Structural and mineral corridors near the Minera Florida mine.

Results from exploration drilling along the Las Pataguas corridor received during 2017 are presented in Table 6 below. The results are both setting the limits of mineralization and opening up for the potential extension of the deposits to the west-northwest. The surface samples from trench PAT-14, 1.0 metre of 8.22 g/t Au, confirm mineralization within the Las Pataguas corridor over 250 metres from the nearest drill hole (CLDFDH0024 0.88m @2.61 g/t Au). Further drilling of the structure is planned to define the potential of the mineral body for both the Las Pataguas and Don Leopoldo veins.

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Table 6: Drill results received during 2017 from the Las Pataguas corridor exploration programs, including all holes completed with results above 3.5 grams per tonne (“g/t”) AuEq are reported. AuEq is calculated as g/t Au + Ag/88.55 + Zn/2.88.

Hole No.	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	AuEq	Structure
CLDFDH0022	158.74	159.52	0.78	8.01	8	0.11	8.15	Don Leopoldo
CLDFDH0022	162.37	162.82	0.45	6.76	10	0.19	6.95	Don Leopoldo
CLDFDH0023	200.25	205.40	5.15	5.24	17	0.51	5.61	Don Leopoldo
CLDFDH0024	551.80	552.22	0.42	4.63	6	0.03	4.72	Falla Agua Fría
CLDFDH0024	528.40	528.95	0.55	2.77	14	4.17	4.19	Falla Agua Fría
CLDFDH0024	297.40	298.75	1.35	2.27	21	4.55	3.89	Las Pataguas
CLDFDH0025	391.15	391.60	0.45	14.30	20	3.89	15.72	Don Leopoldo Sur
CLDFDH0025	292.4	294.65	2.25	2.59	12	4.25	4	Las Pataguas
CLDFDH0025	328.00	331.00	3.00	2.98	6	1.91	3.63	Don Leopoldo
CLDFDH0026	450.79	451.35	0.56	29.6	19	1.20	30.21	Las Pataguas
CLDFDH0026	271.40	272.65	1.25	5.96	15	0.27	6.25	Don Leopoldo
CLDFDH0026	449.98	450.79	0.81	2.83	13	2.30	3.68	Las Pataguas
CLDFDH0027	324.59	324.90	0.31	14.95	11	0.07	15.11	Don Leolpoldo
CLDFDH0031	118.80	119.15	0.35	7.45	6	0.05	7.55	Don Alex- Cucaracha Zone
CLDFDH0031	92.10	95.00	2.90	5.34	6	0.67	5.62	Don Alex- Cucaracha Zone
CLDFDH0031	115.75	116.25	0.50	4.54	5	0.30	4.69	Don Alex- Cucaracha Zone

The strategic goal of achieving annual production of 130,000 ounces of gold per year is tracking well. The exploration programs for 2018 and 2019 are planned to methodically test and add new Inferred Mineral Resources and Indicated Mineral Resources with the minimum goal of year-over-year Mineral Reserve replacement.

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The extended development of the Hornitos tunnel facilitates access to known mineralization and shortens existing hauling distances. Development to the Las Pataguas trend has been accelerated through a second tunnel providing much shorter access from existing infrastructure. The tunnel and development work will also provide opportunities to construct underground exploration drill stations to explore and infill the adjacent structural corridors.

Overall, the Company is advancing transformational plans at Minera Florida to improve its efficiency, productivity and cost structure, and enhance its long term outlook. The focus is on a more productive operation that extracts and processes higher tonnes over shorter haulage distances and with lower dilution and higher recoveries from newly acquired exploration areas surrounding the Hornitos tunnel. This plan is likely to result in modestly lower production through 2019 as the Company advances exploration and development efforts with the Hornitos tunnel providing access for further Mineral Resource delineation.

Canadian Malartic, Canada

Exploration efforts at the Canadian Malartic mine have focused on infill drilling of the internal zones at the Odyssey deposit and exploration and confirmation drilling at the East Malartic historic mine area.

Drilling at East Malartic has been conducted under the direction of the Canadian Malartic General Partnership (“CMGP”). A total of 38,300 metres in 40 holes have been completed through September 1, 2017. Drilling is on-going with five drills, with a planned 2017 total program of 47,000 metres of core (Figure 9).

Drilling of the Odyssey Project area in Porphyry 12 has been conducted under the direction of the Canadian Malartic Corporation (“CMC”). A total of 65,102 metres of core in 96 holes have been completed as of September 1, 2017. Drilling has focused on discovery and definition of mineralized zones internal to Porphyry 12, which hosts the Odyssey North and Odyssey South deposits (Figure 10). Drilling has primarily targeted a block approximately 500 metres long and 300 metres wide, extending from 400 to 1100 metres below the surface.

Drilling has identified multiple gold-bearing structural corridors in a variety of complex and intersecting structural orientations within Porphyry 12 (Figure 10). These mineralized corridors have been defined using a combination of geology, alteration envelopes, oriented core structural data and assay data. Internal zone intercepts typically range from 5.0-30.0 metres drill width at 1.5 – 3.0 g/t Au, commonly with multiple intercepts per hole. Significantly higher grade zones have been intersected locally, ranging from 1.0-12.0 metres drill widths at 4.0 to +50.0 g/t Au (uncut) and additional work is underway to evaluate the continuity of these zones.

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The CMC exploration team is working in conjunction with the CMGP to refine internal zone grade shells for use in Inferred Mineral Resource estimation, which is to be completed by the end of 2017.

Figure 9: Long section View through Malartic and Barnat Extension Pits, and the underground (“UG”) exploration targets at East Malartic and Odyssey.

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Figure 10: Cross Section through Porphyry 12 (looking N78W), showing location of the Odyssey North and South deposits; and the general distribution of several key internal mineralized corridors being evaluated by 2017 exploration drilling.

Gold and Copper Option Contracts

In order to provide greater certainty of cash flows during the periods of completion of construction, commissioning and start-up of Cerro Moro, the Company has entered into option contracts relating to some of its gold and copper production. With respect to gold, option contracts have been entered into relating to 285,000 ounces of gold, cumulatively to be produced in the fourth quarter of 2017 and the first quarter of 2018. These provide a minimum price of $1,300 per ounce and a maximum price of $1,414 per ounce. With respect to copper, option contracts have been entered into relating to 45 million pounds of copper, cumulatively to be produced in the first and second quarters of 2018. These provide a minimum price of $2.85 per pound and a maximum of $3.33 per pound.

This production represents approximately sixty per cent of planned gold production in the period of the gold option contracts and approximately seventy-five per cent of planned copper production in the period of the copper option contracts.

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As in prior years, production is expected to increase quarter over quarter next year and production in the second half of the year is expected to be higher than in the first half of the year. Percentages of production do not include production from Cerro Moro.

These option contracts complement a previously completed put arrangement for September production. In August, during a period of low volatility for gold option prices, the Company purchased a put for 70,000 gold ounces produced in September with a strike price of $1,250 at a nominal price thereby creating a floor price for the balance of the third quarter.

Peter Marrone, Chairman and Chief Executive Officer of Yamana, commented as follows: “We are excited with the continuing advances at Cerro Moro. At the same time, we view entering into options contracts for a portion of our gold and copper production over a set period coincident with completion of ramp up at Cerro Moro as prudent. Recent metal price increases have allowed us to set price floors for a majority of our planned gold and copper production over a few upcoming quarters at levels above 2017 budget assumptions while maintaining significant flexibility and upside both for the portion of our production covered by the option contracts and the significant portion of our planned gold and copper production that is not covered by these option contracts. These are important quarters for us. The gold and copper option contracts will underpin our cash flows during peak construction intensity and capital spend at Cerro Moro in the next several months.

In deciding to pursue this strategy, several factors were taken into account including recent significant run ups in metal prices and a pattern in the last several years of significant metal price declines for gold late in the year, in particular in the fourth quarter. This period of metal price vulnerability coincides with a critical period of development of Cerro Moro, which creates a risk that will be mitigated with the options contracts.

With our positive operational progress through most of the first three quarters of 2017 where we are above budget on production and below budget on costs, the continuing progress at Cerro Moro and these price floors now in place, Yamana is well positioned to deliver on its strategic plans through the end of 2017 and into 2018.”

Management Update

In a continuation of efforts over the past few years to consolidate executive management in the Toronto office, Yamana has completed the transition of the Technical Services division with Barry Murphy, Senior Vice President, Technical Services now reporting directly to Daniel Racine, Chief Operating Officer. This move complements the ongoing progress at Cerro Moro as the Technical Services and Operations functions have been working closely to advance the project and this integration of disciplines is expected to continue as the Company progresses other near-term projects, namely Suruca. In the context of these changes, Darcy Marud, Executive Vice President, Enterprise Strategy, is to leave the Company by mutual agreement. He will continue to provide consultancy services in certain areas and on certain projects.

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“I would like to thank Darcy for his commitment and dedication and for his significant contributions as the Company has grown into a sizeable gold producer throughout the Americas”, Mr. Marrone added. “He has been particularly instrumental over the last three years in better integrating our technical disciplines and helping to consolidate technical expertise and executive leadership in our Toronto office. Darcy has consistently demonstrated a commitment to achieve our objectives, and he has done so with a focus on our people and building strong relationships. For a period following his departure we have asked him to be available to provide consultancy services for projects in our portfolio where he has considerable expertise, such as the Suyai project. Darcy’s contributions will be invaluable in these efforts as well.”

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control ("QA/QC") program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS Laboratories facility located in Santiago (the primary lab), ISO 9001:2008 certified and independent of Yamana. The pulps are subsequently shipped to the same laboratory located in Lima, Perú (the primary lab) for analysis, ISO 9001:2008 and 17025 certified (fire assay with AAS/gravimetric finish and multi acid digestion ICP finish). From August samples are analyzed in ALS Santiago, Chile.

Pulps checks are carried out in Bureau Veritas facility located in Santiago, Chile (the check lab), ISO 9001:2008 certified.

All samples are initially assayed by gold fire assay with 30g aliquot and AAS finish and samples over 5 g/t are re-analyzed by gravimetric finish methods. All samples are analyzed by silver, lead, copper and zinc with a four acid digestion ICP-ES/AAS finish (ore level) and over limits are done by the same digestion AAS finish or gravimetric finish for Silver.

All exploration diamond drill cores are split in half by mechanical sawing technique and sampled at appropriate intervals for assay. The remaining core, field reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

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Results are incorporated into Mineral Resource models following approval of the QA/QC local manager.

Qualified Persons

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information related to the Chapada, Canadian Malartic, Jacobina, Minera Florida, and Cerro Moro properties contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101. He has also reviewed and verified that the technical information related to these properties contained in this news release is accurate.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

416-815-0220

1-888-809-0925

Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Canadian dollar versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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